UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST QUARTER 2018 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income grew 3.9% and 6.6%, respectively
➢	Cable segment added 262 thousand Revenue Generating Units during the quarter, the highest pace of data net adds on record
➢	Advertising sales increased by 3.5%. Content sales increased by 8.3%
➢	Prime time[1] ratings of Channel 2 continued their positive trend, achieving 4% higher ratings than those reached during the fourth quarter of last year
➢	Capex reached U.S.$158.7 million in first quarter 2018, 27% lower than in first quarter of last year

Consolidated Results

Mexico City, April 26, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2018. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2018 and 20172, in millions of Mexican pesos:

	1Q’18	Margin %	1Q’17	Margin %	Change %
Net sales	22,812.0	100.0	21,954.3	100.0	3.9
Net income	994.9	4.4	1,714.2	7.8	(42.0)
Net income attributable to stockholders of the Company	677.6	3.0	1,196.0	5.4	(43.3)

Segment net sales	23,821.7	100.0	22,686.2	100.0	5.0
Operating segment income (1)	9,130.8	38.3	8,565.4	37.8	6.6
 (1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 3.9% to Ps.22,812.0 million in first-quarter 2018 compared with Ps.21,954.3 million in first-quarter 2017. This increase was mainly attributable to revenue growth in the Cable and Content segments. Operating segment income increased by 6.6%, reaching Ps.9,130.8 million with a margin of 38.3%.

Net income attributable to stockholders of the Company amounted to Ps.677.6 million in first-quarter 2018 compared to Ps.1,196.0 million in first-quarter 2017. The net decrease of Ps.518.4 million reflected primarily (i) a Ps.1,436.7 million increase in finance expense resulting from the appreciation of the Mexican peso against the U.S. dollar; and (ii) a Ps.257.0 million increase in depreciation and amortization. These unfavorable variances were partially offset by (i) a Ps.565.4 million increase in operating segment income; and (ii) a Ps.256.6 million decrease in other expense, net.

1 Monday to Friday. Source: Nielsen
2 For comparison purposes, 2017 figures are presented net of the results of the disposed publishing business in Argentina and the suspended online lottery business, both reported within the Other Businesses segment.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	1

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2018 and 2017, for each of our business segments. Consolidated results for first-quarter 2018 and 2017 are presented in millions of Mexican pesos.
Net Sales	1Q’18%		1Q’17%		Change %
Content	7,899.4	33.2	7,290.7	32.1	8.3
Sky	5,474.2	23.0	5,540.6	24.4	(1.2)
Cable	8,669.7	36.4	8,096.3	35.7	7.1
Other Businesses	1,778.4	7.4	1,758.6	7.8	1.1
Segment Net Sales	23,821.7	100.0	22,686.2	100.0	5.0
Intersegment Operations[1]	(1,009.7)		(731.9)		(38.0)
Net Sales	22,812.0		21,954.3		3.9

Operating Segment Income[2]	1Q’18	Margin %	1Q’17	Margin %	Change %
Content	2,820.1	35.7	2,618.6	35.9	7.7
Sky	2,441.9	44.6	2,466.3	44.5	(1.0)
Cable	3,664.9	42.3	3,397.3	42.0	7.9
Other Businesses	203.9	11.5	83.2	4.7	145.1
Operating Segment Income	9,130.8	38.3	8,565.4	37.8	6.6
Corporate Expenses	(551.7)	(2.3)	(580.7)	(2.6)	5.0
Depreciation and Amortization	(4,800.8)	(21.0)	(4,543.8)	(20.7)	(5.7)
Other Expense, net	(154.1)	(0.7)	(410.7)	(1.9)	62.5
Operating Income	3,624.2	15.9	3,030.2	13.8	19.6

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	First-quarter sales increased by 8.3% to Ps.7,899.4 million compared with Ps.7,290.7 million in first-quarter 2017.

	Millions of Mexican pesos	1Q’18%		1Q’17%		Change %
	Advertising	4,272.7	54.1	4,128.2	56.6	3.5
	Network Subscription	1,179.1	14.9	1,042.3	14.3	13.1
	Licensing and Syndication	2,447.6	31.0	2,120.2	29.1	15.4
	Net Sales	7,899.4	100.0	7,290.7	100.0	8.3

Advertising

First-quarter Advertising sales increased by 3.5% to Ps.4,272.7 million compared with Ps.4,128.2 million in first-quarter 2017. The increase in sales is mainly explained by the new sales mechanism that contributed to a better inventory utilization and a healthy level of advertising spending across our client base.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	2

Network Subscription
First-quarter Network Subscription sales increased by 13.1% to Ps.1,179.1 million compared with Ps.1,042.3 million in first-quarter 2017. The increase is explained by a repackaging of our networks which now includes additional rights that resulted in higher overall price.

Licensing and Syndication
First-quarter Licensing and Syndication sales increased by 15.4% to Ps.2,447.6 million compared with Ps.2,120.2 million in first-quarter 2017. The increase is mainly explained by the step up in the royalty rate. Royalties from Univision increased by 31.6% to US$95.5 million in first-quarter 2018 from US$72.6 million in first-quarter 2017.
First-quarter operating segment income increased by 7.7% to Ps.2,820.1 million compared with Ps.2,618.6 million in first-quarter 2017. The margin was 35.7%, in line with the 35.9% achieved in the first-quarter 2017.

Sky
First-quarter sales decreased by 1.2% to Ps.5,474.2 million compared with Ps.5,540.6 million in first-quarter 2017, mainly explained by a drop in sales in Central America and the Dominican Republic. Sales in Mexico increased by 0.6%.

The number of net active subscribers decreased by 1.2% to 7,910,225 as of March 31, 2018, compared with 8,008,148 as of March 31, 2017. Sky ended the quarter with 169,047 subscribers in Central America and the Dominican Republic.
First-quarter operating segment income decreased by 1.0% to Ps.2,441.9 million compared with Ps.2,466.3 million in first-quarter 2017. The margin was 44.6%, comparable to the 44.5% margin achieved in first-quarter 2017.

Cable
First-quarter sales increased by 7.1% to Ps.8,669.7 million compared with Ps.8,096.3 million in first-quarter 2017 driven by solid net additions in all three services.
Total revenue generating units, or RGUs, reached 10.4 million. Quarterly growth was mainly driven by 173 thousand data net additions. Video net additions were 53 thousand and voice net additions were 36 thousand, for a total quarter net additions of more than 262 thousand, the highest in the past nine quarters.
This quarter was the fourth consecutive quarter of improvement in net additions.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	3

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2018 and 2017.

RGUs	1Q’18	1Q’17
Video	4,237,862	4,066,899
Broadband	3,970,473	3,376,559
Voice	2,158,238	2,061,059
Total RGUs	10,366,573	9,504,517

First-quarter operating segment income increased by 7.9% to Ps.3,664.9 million compared with Ps.3,397.3 million in first-quarter 2017. Margin increased 30 basis points to 42.3%.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and enterprise operations for first-quarter 2018 and 2017.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our enterprise operations include the services offered by Bestel and the enterprise operations of Cablecom.

	1Q’18 Millions of Mexican pesos	Cable Operations (1)	Enterprise Operations (1)	Total Cable
	Revenue	7,691.4	1,273.8	8,669.7
	Operating Segment Income	3,338.0	433.9	3,664.9
	Margin	43.4%	34.1%	42.3%

(1) These results do not include consolidation adjustments of Ps.295.5 million in revenues nor Ps.107.0 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

	1Q’17 Millions of Mexican pesos	Cable Operations (2)	Enterprise Operations (2)	Total Cable
	Revenue	7,018.3	1,327.2	8,096.3
	Operating Segment Income	3,023.0	467.7	3,397.3
	Margin	43.1%	35.2%	42.0%

(2) These results do not include consolidation adjustments of Ps.249.2 million in revenues nor Ps.93.4 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
First-quarter sales increased by 1.1% to Ps.1,778.4 million compared with Ps.1,758.6[1] million in first-quarter 2017. The increase is mainly explained by growing revenues from the soccer business, partially compensated by the publishing business.
First-quarter operating segment income increased by 145.1% to Ps.203.9 million compared with Ps.83.2[1] million in first-quarter 2017. The increase was essentially driven by the soccer business, partially compensated by the distribution of feature films.
[1] Reported sales for financial purposes were Ps.1,981.4 and reported operating segment income was Ps.76.9. For comparison purposes, 2017 figures are presented net of the results of the disposed publishing business in Argentina and the suspended online lottery business, both reported within the Other Businesses segment.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	4

Corporate Expense

Corporate expense decreased by Ps.29.0 million, or 5.0%, to Ps.551.7 million in first-quarter 2018, from Ps.580.7 million in first-quarter 2017.
Share-based compensation expense in first-quarter 2018 and 2017 amounted to Ps.375.8 million and Ps.362.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Expense, Net

Other expense, net, decreased by Ps.256.6 million, or 62.5%, to Ps.154.1 million in first-quarter 2018 compared with Ps.410.7 million in first-quarter 2017. This decrease reflected primarily a lower non-recurrent severance expense in connection with the dismissal of personnel, a lower loss on disposition of property and equipment, a lower expense related to donations, as well as a gain on disposition of a 50% equity in Televisa CJ Grand, S.A. de C.V., a joint venture for a home shopping channel in Mexico.

Non-operating Results

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2018 and 2017.
	1Q 2018	1Q 2017	(Increase) decrease
Interest expense	(2,289.2)	(2,262.9)	(26.3)
Interest income	304.0	260.0	44.0
Foreign exchange gain, net	993.8	1,244.7	(250.9)
Other finance expense, net	(1,209.3)	(23.5)	(1,185.8)
Finance expense, net	(2,200.7)	(781.7)	(1,419.0)
Finance expense, net, increased by Ps.1,419.0 million to Ps.2,200.7 million for first-quarter 2018 from Ps.781.7 million for first-quarter 2017. This increase primarily reflected (i) a Ps.1,185.8 million increase in other finance expense, net, resulting  primarily from a higher loss for changes in fair value of our derivative contracts, in connection with a 7.3% appreciation of the Mexican peso against the U.S. dollar in first-quarter 2018; (ii) a Ps.250.9 million decrease in foreign exchange gain resulting primarily from the effect of a 7.3% appreciation of the Mexican peso against the U.S. dollar on our average net U.S. dollar liability position in first-quarter 2018 compared with a 9.2% appreciation in first-quarter 2017; and (iii) a Ps.26.3 million increase in interest expense, due primarily to an increase in the weighted average effective interest rate applicable to our debt, finance leases and other notes payable in first-quarter 2018. These unfavorable effects were partially offset by a Ps.44.0 million increase in interest income explained primarily by an increase in interest rates applicable to our cash equivalents and temporary investments in first-quarter 2018.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	5

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.156.6 million, or 59.4%, to Ps.107.1 million in first-quarter 2018, from Ps.263.7 million in first-quarter 2017. This decrease reflected mainly a lower share of income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc.

Income Taxes

Income taxes decreased by Ps.262.3 million, or 32.9%, to Ps.535.7 million in first-quarter 2018 compared with Ps.798.0 million in first-quarter 2017. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.200.9 million, or 38.8%, to Ps.317.3 million in first-quarter 2018, compared with Ps.518.2 million in first-quarter 2017. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments

Other Relevant Information

Capital Expenditures

During first-quarter 2018, capital expenditures were 27% lower than in first-quarter 2017. We invested approximately U.S.$158.7 million in property, plant and equipment as capital expenditures, including approximately U.S.$106.1 million for our Cable segment, U.S.$40.0 million for our Sky segment, and U.S.$12.6 million for our Content and Other Businesses segments.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	6

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other finance liabilities as of March 31, 2018 and December 31, 2017. Amounts are stated in millions of Mexican pesos.

	March 31, 2018	December 31, 2017	Increase (decrease)
Current portion of long-term debt	307.0	307.0	-
Long-term debt, net of current portion	116,643.1	121,993.1	(5,350.0)
Total debt [1]	116,950.1	122,300.1	(5,350.0)
Current portion of finance lease obligations	566.6	580.9	(14.3)
Long-term finance lease obligations	4,610.5	5,041.9	(431.4)
Total finance lease obligations	5,177.1	5,622.8	(445.7)
Current portion of other notes payable	1,261.7	1,178.4	83.3
Other notes payable, net of current portion	1,261.7	2,505.6	(1,243.9)
Total other notes payable [2]	2,523.4	3,684.0	(1,160.6)

1 As of March 31, 2018 and December 31, 2017, total debt is presented net of finance costs in the amount of Ps.1,226.2 million and Ps.1,250.7 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,669.5 million and Ps.1,796.8 million, respectively.
2 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of March 31, 2018, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.73,339.3 million. As of March 31, 2018, the non-current investments in financial instruments amounted to an aggregate of Ps.13,546.4 million.
In March 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$583 million payable in Mexican pesos, for a three-year term. The funds may be used for the repayment of existing indebtedness and such other general corporate purposes as may be authorized by the Board of Directors of the Company.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	7

Dividend

On April 2018, the Company will present in its annual stockholders meeting the recommendation to pay a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. Upon approval, the dividend will be paid in cash in May 2018 in the aggregate amount of approximately Ps.1,073.4 million.

Shares Outstanding

As of March 31, 2018 and December 31, 2017, our shares outstanding amounted to 338,947.9 million and 342,337.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,897.0 million and 2,926.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2018 and December 31, 2017, the GDS (Global Depositary Shares) equivalents outstanding amounted to 579.4 million and 585.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

The Company’s Board of Directors has approved a proposal to cancel 5,122,615.3 thousand shares of capital stock of the Company in the form of 43,783.0 thousand CPOs, which were acquired by the Company during 2017 and 2018.

Executive Officer Appointment

Luis Alejandro Bustos Olivares has been appointed as Legal Vice President and General Counsel, replacing Joaquín Balcárcel Santa Cruz, who has been appointed Chief of Staff of the Executive Chairman of the Board of Directors of the Company.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	8

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)
###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	March 31,		December 31,
	2018		2017[1]
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	37,705.5	Ps.	38,734.9
Temporary investments		59.4		71.2
Trade notes and accounts receivable, net		22,336.0		24,727.1
Other accounts and notes receivable, net		3,034.6		4,944.0
Derivative financial instruments		201.7		1,515.0
Due from related parties		695.7		860.2
Transmission rights and programming		6,790.7		5,890.9
Inventories		1,044.3		1,493.0
Other current assets		4,374.6		2,865.9
Total current assets		76,242.5		81,102.2

Non-current assets:
Derivative financial instruments		459.9		748.8
Transmission rights and programming		9,279.9		8,158.5
Investments in financial instruments		46,433.7		49,939.4
Investments in associates and joint ventures		13,379.0		14,110.7
Property, plant and equipment, net		84,176.9		85,719.8
Intangible assets, net		35,482.2		35,886.5
Deferred income tax assets		21,092.7		21,355.0
Other assets		2,859.5		199.2
Total non-current assets	Ps.	213,163.8	Ps.	216,117.9
Total assets	Ps.	289,406.3	Ps.	297,220.1

1 In connection with the initial adoption of IFRS 9 Financial Instruments (“IFRS 9”), which became effective on January 1, 2018, we have restated for comparison purposes only, some amounts previously reported in connection with the presentation and measurement of certain financial assets in our consolidated statement of financial position as of December 31, 2017, and consolidated statement of income for the three months ended March 31, 2017, as if this accounting change  had been applied by us beginning on January 1, 2017. For a further detail, see Notes to Condensed Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and for the three months ended March 31, 2018 and 2017, included in our Quarterly Financial Information filed with the Mexican Stock Exchange.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2018 AND DECEMBER 31, 2017
(Millions of Mexican Pesos)

	March 31,		December 31,
	2018		2017[1]
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	1,976.5	Ps.	2,103.8
Current portion of finance lease obligations		566.6		580.9
Current portion of other notes payable		1,261.7		1,178.4
Derivative financial instruments		148.6		-
Trade accounts payable and accrued expenses		18,973.9		19,959.8
Customer deposits and advances		19,341.1		18,798.3
Income taxes payable		2,178.3		2,524.4
Other taxes payable		1,027.5		1,172.5
Employee benefits		732.8		963.4
Due to related parties		1,117.0		991.5
Other current liabilities		2,546.9		2,491.8
Total current liabilities		49,870.9		50,764.8
Non-current liabilities:
Long-term debt, net of current portion		116,643.1		121,993.1
Finance lease obligations, net of current portion		4,610.5		5,041.9
Other notes payable, net of current portion		1,261.7		2,505.6
Derivative financial instruments		42.3		-
Income taxes payable		3,033.1		4,730.6
Deferred income tax liabilities		8,113.0		9,037.5
Post-employment benefits		757.2		716.1
Other long-term liabilities		3,758.5		2,773.5
Total non-current liabilities		138,219.4		146,798.3
Total liabilities		188,090.3		197,563.1

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		73,763.8		68,320.2
Net income for the period		677.6		3,891.7
		76,580.4		74,350.9
Accumulated other comprehensive income, net		3,893.8		5,231.9
Shares repurchased		(15,060.6)		(14,788.9)
		65,413.6		64,793.9
Equity attributable to stockholders of the Company		86,281.5		85,661.8
Non-controlling interests		15,034.5		13,995.2
Total equity		101,316.0		99,657.0
Total liabilities and equity	Ps.	289,406.3	Ps.	297,220.1

1 Please refer to footnote 1 in page 10.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	11

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(Millions of Mexican Pesos)

	Three months ended March 31,
	2018		2017[1], 2
	(Unaudited)		(Unaudited)

Net sales	Ps.	22,812.0	Ps.	21,954.3
Cost of sales		13,060.6		12,655.5
Selling expenses		2,581.4		2,607.4
Administrative expenses		3,391.7		3,250.5
Income before other expense		3,778.3		3,440.9
Other expense, net		(154.1)		(410.7)
Operating income		3,624.2		3,030.2
Finance expense		(3,498.5)		(2,286.4)
Finance income		1,297.8		1,504.7
Finance expense, net		(2,200.7)		(781.7)
Share of income of associates and joint ventures, net		107.1		263.7
Income before income taxes		1,530.6		2,512.2
Income taxes		535.7		798.0
Net income	Ps.	994.9	Ps.	1,714.2

Net income attributable to:
Stockholders of the Company	Ps.	677.6	Ps.	1,196.0
Non-controlling interests		317.3		518.2
Net income	Ps.	994.9	Ps.	1,714.2

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.23	Ps.	0.41

1 Please refer to footnote 1 in page 10.
2 Certain 2017 figures previously reported as part of operating income were reclassified to other expense for comparison purposes, in connection with certain businesses that were disposed or suspended in the fourth quarter of 2017.

Grupo Televisa, S.A.B.	FIRST-QUARTER 2018	12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 30, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel